U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 26, 2013

VIA EDGAR TRANSMISSION

Vincent J. DiStefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	HCIM TRUST (the “Trust”) (File Nos. 333-190020; 811-22871)
Registration Statement on Form N-1A

Dear Mr. DiStefano:

This letter responds to the comments the Trust received from you in a letter dated August 16, 2013 with respect to the Trust’s Registration Statement on Form N-1A that was filed on July 18, 2013. In connection with this response to your comments, the Trust, on behalf of its series, Hatteras PE Intelligence Fund and Hatteras Disciplined Opportunity Fund (each a “Fund” and together, the “Funds”), acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Trust’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement. Additionally, a copy of the revised Prospectus and Statement of Additional Information, marked against the previously filed Registration Statement, has been attached for your reference.

Prospectus Comments

Summary, Private Equity Intelligence Fund (p. 2)

Fees and Expenses of the Fund (p. 2)

1.	Does the Fund have a 12b-1 plan? If it does, please disclose the amount of the fee in the fee table.

Response: The Fund does not have a 12b-1 plan.

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Principal Investment Strategies (p. 2)

2.              The disclosure of the Fund’s strategy is jargon-laden and confusing. Please revise it in plain English. Please disclose how the Fund will determine what securities to buy and when to sell them. Depending on the nature of the revisions, we may have additional comments.

Response: The Registrant has reviewed the disclosure and made revisions consistent with the requirement that disclosure be in plain English. Disclosure has been added to note that the Fund determines what investments to buy and sell based on changes in the Reference Index and the investments that the Adviser believes are best suited for obtaining the exposure of the Reference Index.

3.              This section does not clearly explain the methodology of construction of the Index. Please provide a summary discussion of Quantitative Equity Strategy's (“QES”) methodology of constructing the Index. The discussion should include the following: a description of the information that Preqin provides to QES; an explanation of how QES can create an Index that will track the returns of private equity buyout funds without including such securities in the index; why the model uses amounts private equity investors commit to invest to determine returns, rather than simply analyzing returns themselves; the frequently with which QES will rebalance the Index and the Fund will rebalance its portfolio; and a description of the composition of the Index as of a recent date.

Response: The PERI Model uses amounts private equity investors commit to invest because doing so allows for the calculation of an investible index, while using actual amounts invested would not enable construction of an investible index because the amounts invested change from quarter to quarter. Additionally, the committed capital-based methodology alleviates the use of leverage at the index level and results in a less volatile return stream. The following disclosure regarding index construction has been added:

The PERI Model incorporates both fund level and deal level data associated with broad-based global investments in private equity buyout funds that is received from Preqin Ltd. This data may include information such as deal size, deal dates (both purchase and sale), industry codes and the currency in which the private equity buyout funds is denominated. Based on research conducted by QES and others, the PERI Model uses this information as well as other information and financial models to identify the market capitalization, sector and currency exposures which seek to produce returns similar to those of the private equity buyout funds. The Reference Index constituents are large cap equity sector indices (e.g., S&P 500® Energy Total Return Index), mid cap equity sector indices (e.g., S&P 400® Utilities Total Return Index) and currencies (e.g., U.S. Dollars, Euro, Japanese Yen). The Reference Index and the Fund are rebalanced weekly. As of June 30, 2013, the Reference Index was composed approximately one-third of mid cap equity sector indices, one-half of currency deposits and the remainder of large cap equity sector indices.

4.              Why is QES identified as an “Index Advisor”? Is it providing advice to the Fund? Does it have any obligations to the Fund pursuant to Section 15 of the Investment Company Act of 1940 (the “1940 Act”)?

Response: The disclosure has been revised to refer to QES as the “Index Information Provider.” QES does not provide investment advice to the Fund and has no obligations to the Fund pursuant to Section 15 of the 1940 Act.

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5.           It appears to us that the Fund’s name, which includes the term “private equity”, requires the Fund to adopt an 80% test. Please revise the strategy section of the prospectus to include a requirement to invest at least 80% of net assets plus borrowings for investment purposes in “private equity.” See Rule 35d-1 under the 1940 Act.

Response: The Fund’s name has been revised to be the “Hatteras PE Intelligence Fund”. The Registrant does not believe that such name raises concerns regarding Rule 35d-1.

6.           Disclosure elsewhere suggests the Fund will engage in active and frequent trading. If this is correct, please add appropriate disclosure to this section, and summarize the attendant risks, e.g., tax consequences and increased expenses, in the risk disclosure.

Response: Disclosure regarding active and frequent trading has been added. The Registrant notes that disclosure regarding the principal risks related to high turnover is already included under “High Portfolio Turnover Rate Risk”.

7.           Disclosure indicates the Fund will “generally be concentrated in a particular industry” when the Index is concentrated in the industry. Please clarify that the Fund will not concentrate if the Index does not concentrate.

Response: Disclosure clarifying that the Fund generally will not concentrate in a particular industry if the Reference Index does not so concentrate has been added to the SAI.

8.           Disclosure in this section that the Fund is diversified is inconsistent with SAI disclosure that the Fund is non-diversified. Please correct this discrepancy and, if the Fund is non- diversified, provide appropriate strategy and risk disclosure.

Response: The Fund is non-diversified, and the above-referenced disclosure has been corrected to reflect that determination.

9.           The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Finally, please note that the Fund may not use the notional value of total return swaps to meet the Rule 35d-1 test previously referenced.

Response: The Registrant will segregate assets as required by Commission or staff guidance.

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Principal Risks of Investing in the Fund (p. 3)

PERI Model Risk (p. 4)

10.              Please briefly disclose the following: the risk that valuations and other data provided by private equity buyout funds to Preqin may not be accurate; and the risk that the Preqin data may not accurately reflect the private equity buyout fund industry due to survivorship bias.

Response: The requested disclosures have been added.

Performance (p. 5)

11.          Please include the narrative disclosure required by Item 4(b) (2) (i) of Form N-1A (e.g., disclose that the information will show changes in the Fund’s performance from year to year and show how the Fund’s average annual returns compare with those of a broad measure of market performance; and disclose that the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future).

Response: The requested disclosure has been added.

Purchase and Sale of Fund Shares (p. 6)

12.           Please disclose the Fund’s minimum subsequent investment requirement. See Item 6 (a) of Form N-1A.

Response: The requested disclosure has been added.

Summary, Disciplined Opportunity Fund (p. 7)

Principal Investment Strategies (p. 7)

13.           Please define “option spreads” where the term is first used, i.e., in the second bullet point of this section. In the following paragraph, please define “rolling laddered combinations” and “risk-controlled, predetermined return pattern.” Please consider revising this entire section in plain English.

Response: The Registrant has reviewed the disclosure in the above-referenced section and made revisions consistent with the requirement that disclosure be in plain English.

The Acertus Planned Return Strategy (p. 8)

14.           Please explain the basis for the statement that “Each individual investment combination within the strategy delivers predictable, mathematically formulaic returns.” Please revise sub- paragraphs 1 and 2 in plain English. Include a plain English description of how the adviser will decide what securities to buy and when to sell them.

Response: The Registrant has reviewed the disclosure in the above-referenced section and made revisions consistent with the requirement that disclosure be in plain English. The above-referenced sentence has been deleted.

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15.           Please clarify the meaning of “entry and exit points” and explain how the Fund’s strategy “creates” them. Please explain when “complacency is high” and how the Fund will be provided with “protection.” Also, please clarify what is meant by “the opposite point in the market cycle.”

Response: The Registrant has reviewed the disclosure in the above-referenced section and made revisions consistent with the requirement that disclosure be in plain English. The above-referenced phrases have been deleted.

16.           It appears from this disclosure that the Fund will have high portfolio turnover; if this is the case please disclose this fact, and provide appropriate risk disclosure.

Response: The requested disclosure has been added.

Option Strategy (p. 8)

17.           Please disclose in plain English how the adviser will determine what securities to buy and when to sell them. Please explain what a “rolling tranche” is in plain English.

Response: The following disclosure has been added:

Rolling Series of Tranches
The Fund generally invests in a series of 12 rolling “tranches” of call and put options, with each tranche having approximately a 12-month term. In other words, at any given time, the Fund will generally have one tranche with options expiring in approximately one month, a second tranche expiring in approximately two months, and so on, up to a twelfth tranche expiring in approximately twelve months. Each month, a previously purchased tranche’s options will generally expire, be exercised or be sold at or near their expiration, and the proceeds generally are used to purchase (or roll into) a new tranche of options expiring in approximately twelve months.

The rolling nature of the tranches creates diversification of investment time period and market level compared to the risk of buying or selling investments at any one time.

The Fund expects that its assets will generally be invested evenly across the tranches, such that the average time to expiration of the Fund’s options will be approximately six months.

Formulaic Tranche Returns
Options purchase decisions are made based upon a targeted formulaic return for each tranche over its term. The formula is determined by the Sub Advisor’s analysis of historic market movements and the likelihood of delivering an attractive risk-adjusted rate of return in different market conditions. The formula dictates a desired level of downside protection and an enhanced market return multiple with the price of options determining the maximum return that a tranche can deliver over its term. Each tranche is intended to be held until the expiration date of its options. Effectively, the formulaic structure amounts to (a) giving up a potential higher return in exchange for return enhancement up to the maximum return and (b) buying limited downside protection at the cost of steeper losses if the index declines past the specified limit.

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For example, a given tranche may be constructed by purchasing a call option on the S&P 500 Index to gain market exposure, along with buying and writing (selling) put options on the index to protect against a 10% decline in the S&P 500 Index (“downside protection”), with a loss of 1.15 times any index decline beyond 10%. In addition, call options may be purchased or written (sold) on the index to double the index’s gains up to a maximum return of 12% with no additional gains beyond 12%.

During periods of high volatility, which may coincide with market lows, options pricing may allow for a greater level of maximum return for a given level of downside protection. During periods of low volatility, which may coincide with market highs, market pricing may support lower maximum returns while maintaining the desired level of downside protection. Therefore, the tranches may allow for higher maximum returns from market lows while maintaining downside protection at market highs.

18.           Please explain to us in detail the nature of the “guarantee” provided to holders of FLEX Options. Would the guarantee be available in the event of a severe market contraction similar to that seen in 2008-2009? If so, how? Is it accurate to suggest, as the Fund does, that the use of cleared options eliminates counterparty risk?

Response: According to the Chicago Board Options Exchange, “FLEX Options provide investors . . . [v]irtual elimination of counter-party risk - guaranteed by The Options Clearing Corporation.” The Registrant believes that The Options Clearing Corporation’s (“OCC”) guarantee would be available in the event of a severe market contraction as a result of the OCC’s strong financial position and virtual monopoly on clearing security options and futures. The current disclosure does not state that the use of cleared options eliminates all counterparty risk, but the Registrant does believe, as currently disclosed, that the use of FLEX Options exposes the Fund to significant less counterparty risk than the use of over-the-counter options.

19.  Under what circumstances will the Fund invest in individual equity securities or those of other investment companies, rather than options? How will the Fund determine which securities to buy and when to sell them?

Response: The Fund will not invest in individual equity securities or those of other investment companies as part of its principal strategy. The disclosure has been revised to delete references to such investments.

20.           Please disclose the circumstances in which the fund will invest in cash or short-term debt.

Response: The disclosure in the SAI under “Temporary Investments” has been included in the response to Item 9.

Principal Risks of Investing in the Fund (p. 8)

21.           Why are interest rate risk and credit risk not considered principal risks of investing in the
Fund?

Response: The Fund principally invests in equity options. The Registrant does not believe that interest rate risk and credit risk are principal risks of such investments.

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Options Risk (p. 9)

22.           This disclosure appears to pertain to OTC options only, and provides insufficient disclosure of the risks of investing in options. Please summarize in this section all principal risks of investing in options. You may wish to review the options risk disclosure on page 10 of the SAI.

Response: The Registrant believes that the existing disclosure effectively addresses the principal risks of the types of options in which the Fund will principally invest.

Derivative Securities Risk (p. 9)

23.           Please disclose the specific risks associated with each type of derivative in which the Fund may invest as part of its principal investment strategies. In addition, describe the extent of derivatives exposure of the Fund. Also, add the risk that the use of derivatives subject to regulation by the Commodity Futures Trading Commission (“CFTC”) by underlying investment funds could cause the Fund to be a commodity pool, which would require the Fund to comply with certain rules of the CFTC. See Letter dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response: The Registrant believes that the existing disclosure effectively addresses the concerns expressed in the letter from Barry Miller. In particular, the Registrant notes that, in addition to a general discussion of the risks of investing in derivative instruments, specific risk disclosure has been included regarding the use of options.

Short Sale/Put and Call Options Risk (p. 9)

24.  Please identify and describe the “substantial risks” of hedging practices referenced in this disclosure. Please disclose the risks of short selling under a separate heading; and summarize the Fund’s short selling strategy in the strategy section of the summary.

Response: The Fund will not sell securities short as a principal investment strategy, and consequently, the above-referenced disclosure has been deleted.

Performance (p. 9)

25.           Please include the narrative disclosure required by Item 4(b) (2) (i) of Form N-1A (e.g., disclose that the information will show changes in the Fund’s performance from year to year and show how the Fund’s average annual returns compare with those of a broad measure of market performance; and disclose that the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future).

Response: The requested disclosure has been added.

Additional Information about the Funds (p. 11)

Additional Information about the PEI Fund’s Principal Investment Strategy and Risks
(p. 11)

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26.           Please disclose that the Fund will provide shareholders with 60 days advance notice of any change in the Fund’s policy of investing 80% of its assets in accord with the requirements of Rule 35d-1.

Response: As discussed in the response to comment 1, the Registrant does not believe that Rule 35d-1 is implicated by the Fund’s new name.

27.           Please include in the Summary all of the disclosure on page 11 under this heading; also include the two paragraphs on page 12 immediately preceding the heading “Determining the Index Level.” Please clarify here and in the Summary whether the Fund will change its holdings on a weekly basis, as this disclosure suggests.

Response: The Registrant respectfully declines to include the above-referenced disclosure on page 11 in light of the additional disclosure that has already been added as noted in the response to comment #3 above. The paragraph immediately preceding the heading “Determining the Index Level” has been moved from the response to Item 9 to the Summary. As noted in the disclosure added in response to comment #3, the Reference Index is rebalanced on a weekly basis. The Adviser has the discretion to determine whether to rebalance the Fund’s portfolio for any given week. The Registrant believes that the disclosure added in response to comment #2 above effectively informs investors that the Adviser will use its discretion to make buy and sell decisions to reflect the exposure of the Reference Index.

Determining the Index Level (p. 12)

28.           This section of disclosure is jargon-laden and confusing; and does not aid a reader seeking to understand the Fund’s investment strategy. Please revise in plain English. If terms such as “Live Calculation Date” and “Index Business Day” will be used, please define them when they are first used, rather than “below.”

Response: The above-referenced section has been deleted. Supplemental information regarding the Reference Index and the PERI Model has been added under the heading “ADDITIONAL INFORMATION ABOUT THE PERI MODEL AND THE REFERENCE INDEX” toward the end of the Prospectus.

29.           Will either Fund take temporary defensive positions inconsistent with their principal investment strategies in attempting to respond to adverse conditions? If so, please provide appropriate disclosure in this section. See Instruction 6 to Item 9 (b) (1) of Form N-1A.

Response: The requested disclosure has been added.

Additional Risks Pertaining to the Reference Index (p. 15)

30.           Please include in this section complete description of all principal risks of investing in the Fund that are found in the summary prospectus. See Item 9 (c) of Form N-1A.

Response: A complete description of all principal risks of investing in the Fund that are found in the summary prospectus has been included in the response to Item 9.

31.           Please include the disclosure regarding “Investment Suitability”, “Embedded Fees” and “No Direct Investment in Underlying Equity Sector Constituents or Private Equity Funds” in the summary prospectus risk disclosure.

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Response: The Registrant respectfully declines to include the above-referenced disclosure in the summary prospectus. The Registrant notes that the above-referenced disclosures are risks associated with the Reference Index constituents, rather than the securities and other investments in which the Fund will invest. While the Fund’s objective is to track the performance of the Reference Index, the Fund will not (and cannot) directly invest in the Reference Index’s Equity Sector Constituents.

Prior Performance of the Sub-Advisor’s Comparable Accounts . . . (p. 19)

32.           Please revise the disclosure to indicate that the returns presented are net of all Fund fees and expenses, including sales loads, and confirm that the figures provided reflect this revision (i.e., all fund expenses in the fee table and the maximum applicable sales load have been deducted). Please clarify that compliance with Investment Company Act and Internal Revenue Code provisions may have adversely affected the accounts’ performance. Please identify the source of the prior performance information, the method of performance calculation (and, if the standard SEC method is not used, disclose how the method used differs from the SEC method.). Please disclose whether the performance figures were audited; if they were, identify the auditor and the type of audit conducted, and include in the registration statement a consent for the audit. See Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

Response: The disclosure has been modified to clarify that compliance with the 1940 Act and Internal Revenue Code may have “adversely” affected the accounts’ performance and that returns presented are net of “all” Fund fees and expenses. The Registrant confirms that the figures provided reflect all fund expenses in the fee table and the maximum applicable sales load has been deducted. The disclosure has been revised to note that the prior performance information was provided by the Sub-Advisor. The Registrant notes that the third paragraph under “Prior Performance of the Sub-Advisor’s Comparable Accounts” contains information explaining the method of performance calculation and how it differs from the SEC method. The disclosure has been modified to note that the performance figures are unaudited.

Back Cover Page

33.           Please disclose the Registrant’s 1940 Act registration number.

Response: The requested change has been made. The Registrant’s registration number is 811-22871.

Statement of Additional Information

Investment Restrictions (p.3)

34.              Please note that, with respect to concentration, the Funds should look through any affiliated funds; and, to the extent the fund can determine that the underlying fund is concentrated in a particular industry, it should consider those holdings in determining its own concentration. (e.g., if an underlying fund has a name that requires an 80% test in a particular industry, the Fund should consider at least 80% of its investment in that fund will be in that industry; or an underlying fund that has a concentration policy requiring it to invest 25% in an industry, the Fund should consider that 25% of its assets in that fund would be in the industry. The Fund cannot ignore the investments in an underlying fund if it has reason to know what the underlying fund will be invested in. Investment Restriction 7 provides that the Fund may invest more than 25% of its assets in a particular industry or group of industries to the extent the Reference Index concentrates. Freedom of action to concentrate pursuant to management's investment decision has been considered by the staff to be prohibited by Section 8(b)(1) of the Investment Company Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. See Investment Company Act Release No. 9011 (Oct. 30, 1975); First Australia Fund (No- action letter publicly avail. July 29, 1999). Please replace the highlighted term “may” with the term “will”, or provide us with a legal analysis explaining why the Fund's concentration policy is consistent with Section 8(b)(1).

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Response: The Registrant notes that the Funds are not expected to invest in any affiliated funds; however, to the extent they do so, the Funds will not ignore the investments in an underlying fund if the Fund has reason to know what the underlying fund will be invested in. The disclosure regarding concentration has been revised to clarify that the PE Intelligence Fund “will” concentrate when the Index so concentrates and will not concentrate when the Index does not concentrate.

General

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre- effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Registrant understands that the staff may have additional comments based on any pre-effective amendment to the Registrant’s registration statement or additional correspondence. The Registrant has not submitted, and does not expect to submit, any exemptive applications or no-action requests in connection with the registration statement.

If you have any additional questions or require further information, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Very truly yours,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for HCIM Trust

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